Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Plan Administrator
Mohawk Carpet, LLC
Retirement Savings Plan:
We consent to the incorporation by reference in the registration statement (No. 33-87998) on Form S-8 of Mohawk Industries, Inc. of our report dated June 15, 2011, with respect to the statements of net assets available for plan benefits of the Mohawk Carpet, LLC Retirement Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of schedule H, Line 4i — schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Mohawk Carpet, LLC Retirement Savings Plan.
Our report refers to a change in the manner in which the Plan accounts for loans to participants in 2010.

/s/ KPMG LLP
Atlanta, Georgia
June 15, 2011